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                      UNITED STATES
                      SECURITIES AND EXCHANGE
                      COMMISSION
                      Washington, D.C. 20549

                      SCHEDULE 13D

                      Under the Securities Exchange Act of 1934

Lyris, Inc. (LYRI.OB)
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

46622H 10 3
(CUSIP Number)

James A. Urry
PO Box 242
Locust Valley, NY 11560
212-752-6261

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 12, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 4662HH 10 3

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

James A. Urry
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
New York
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power

7,560,606
		8.	Shared Voting Power

0
		9.	Sole Dispositive Power

7,560,606
		10.	Shared Dispositive Power

0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

7,560,606
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)
6.2%

14.	Type of Reporting Person (See Instructions)
IN

CUSIP No. 4662HH 10 3

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Meudon Investments/56-2306103
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power

7,560,606
		8.	Shared Voting Power

0
		9.	Sole Dispositive Power

7,560,606
		10.	Shared Dispositive Power

0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

7,560,606
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)
6.2%

14.	Type of Reporting Person (See Instructions)
PN

Item 1. Security and Issuer

The class of equity security to which this Schedule 13D relates is common stock, $0.01 par value (the "Common Stock"), of Lyris, Inc. (the "Issuer"). The address of the Issuer's principal place of business is 6401 Hollis St., Suite 124, Emeryville, CA 94608

Item 2. Identity and Background

(a) and (f)
James A. Urry, a U.S. citizen and Meudon Investments, a New York limited partnership (together, the "Reporting Persons")

(b)
The address of the Reporting Persons is PO Box 242, Locust Valley, NY 11560

(c)
     James A. Urry is a member of the Issuer’s board of directors since June 25, 2007. Mr. Urry is a partner at Court Square Capital Management L.P., a private equity firm located at Park Avenue Plaza, 55 East 52nd  Street, 34th  Floor, New York, New York.

     Meudon Investments is a partnership organized under the laws of the state of New York. insert principal business description

(d)-(e) None

Item 3. Source and Amount of Funds or Other Consideration

On April 12, 2010, Meudon Investments directly acquired 6,060,606 shares of the Issuer’s Common Stock in a private placement by the Issuer at a purchase price of $0.33 per share (the “Purchase”), pursuant to a subscription agreement filed as an exhibit to the Issuer’s Form 8-K filed on April 13, 2010. The aggregate purchase price of $2,000,000,000 was paid from the working capital funds of Meudon Investments. Mr. Urry has sole voting an dispositive power of such shares held by Meudon Investments.

Item 4. Purpose of Transaction

The Purchase is for investment purposes only. Neither Mr. Urry nor Meudon Investments has any plans or proposals which relate to or would result in any of the actions described in items (a) through (j) of Item 4 of Schedule 13D with respect to the shares purchased in this transaction

Item 5. Interest in Securities of the Issuer

(a)-(b) Meudon Investments owns a total of 7,560,606 shares of the Common Stock of the Issuer. Mr. Urry has sole voting and dispositive power over all of the common stock owned by Meudon Investments and may therefore be deemed to beneficially own in the aggregate 7,560,606 shares of Common Stock of the Issuer, representing approximately 6.2% of the outstanding shares of Common Stock of the Issuer.

(c) Reference is made to Item 3.

(d)-(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None

Item 7. Material to Be Filed as Exhibits

Exhibit 99.1: Joint Filing Statement of James A. Urry and Meudon Investments, dated April 21, 2010

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 22, 2010		/s/ James A. Urry
James A. Urry

Meudon Investments

Dated: April 22, 2010	By:	/s/ James A. Urry
James A. Urry
General Partner